Filed pursuant to Rule 433
Dated March 8, 2023
Relating to Preliminary Prospectus Supplement dated March 8, 2023 and
Prospectus dated February 27, 2023
Registration Statement No. 333-270042

Term Sheet

March 8, 2023
FTAI Aviation Ltd.

2,600,000 9.500% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Shares
(Liquidation Preference $25.00 per Share)

This pricing term sheet supplements FTAI Aviation Ltd.’s preliminary prospectus supplement, dated March 8, 2023 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 9.500% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	FTAI Aviation Ltd., a Cayman Islands exempted company (NASDAQ: FTAI) (the “Company”)

Security:	9.500% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Shares (the “Series D Preferred Shares” or the “shares”)

Size:	$65,000,000 (2,600,000 Series D Preferred Shares)

Option to purchase additional shares:	$9,750,000 (390,000 Series D Preferred Shares)

Maturity:	Perpetual (unless redeemed by the Company as described in the Preliminary Prospectus Supplement)

Liquidation Preference:
$25.00 per Series D Preferred Share, plus an amount equal to accumulated and unpaid distributions thereon, if any, to, but excluding, the date of such liquidating distribution, whether or not declared.

Distribution Payment Dates:
Quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on June 15, 2023 (each a “Distribution Payment Date”).  An initial distribution will be payable on June 15, 2023 in an amount equal to approximately $0.59375 per share.

Distribution Rate:
Distributions based on the stated liquidation preference of $25.00 per Series D Preferred Share will accrue at a rate equal to (i) for each distribution period from and including the date of original issue to, but excluding, June 15, 2028 (the “First Reset Date”), 9.500% per annum, and (ii) for each distribution period beginning on the First Reset Date, during each reset period, the five-year treasury rate as of the most recent Reset Distribution Determination Date plus 5.162% per annum.

Day count:	360-day year consisting of twelve 30-day months.

Optional Redemption on or after June 15, 2028:
At any time on or after June 15, 2028, the Company may redeem, in whole or in part, the Series D Preferred Shares at a redemption price of $25.00 per Series D Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

Optional Redemption upon a Ratings Event:
At any time within 120 days after the conclusion of any review or appeal process instituted by the Company following the occurrence of a Ratings Event, the Company may, at its option, redeem the Series D Preferred Shares in whole, but not in part, prior to June 15, 2028, at a redemption price per Series D Preferred Share equal to $25.50 (102% of the liquidation preference of $25.00), plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

Optional Redemption upon a Change of Control:
If a Change of Control occurs, the Company may, at its option, redeem the Series D Preferred Shares, in whole but not in part, prior to June 15, 2028, at a price of $25.25 (101% of the liquidation preference of $25.00) per Series D Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

Optional Redemption upon a Series D Preferred Share Tax Redemption Event:
In the event there is, in the Company’s determination a substantial probability that the Company would be required to pay additional amounts in respect of withholding taxes with respect to distributions or other payments made on the Series D Preferred Shares, the Company may, at its option, redeem the Series D Preferred Shares in whole, but not in part, at a redemption price of $25.00 per Series D Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

Distribution Rate Step-Up Following a Change of Control:
If (i) a Change of Control occurs (whether before, on or after June 15, 2028) and (ii) the Company does not give notice prior to the 31st day following the Change of Control to redeem all the outstanding Series D Preferred Shares, the distribution rate per annum on the Series D Preferred Shares will increase by 5.00%, beginning on the 31st day following such Change of Control.

Payment of Additional Amounts:
Subject to the Company’s right to optionally redeem the Series D Preferred Shares, the Company will pay additional amounts to holders of the Series D Preferred Shares, as additional distributions, to make up for any deduction or withholding for any taxes or other charges imposed on amounts the Company must pay with respect to the Series D Preferred Shares, so that the net amounts received by a holder of Series D Preferred Shares after withholding or deduction for any taxes, will equal the amount that would have been received in respect of such Series D Preferred Shares or other charges had no such withholding or deduction been required.

Listing:
The Company intends to file an application to list the Series D Preferred Shares on the Nasdaq Global Select Market (the “NASDAQ”) under the symbol “FTAIM.” If the application is approved, trading of the Series D Preferred Shares on the NASDAQ is expected to commence within 30 days after the original issue date.

Trade Date:	March 8, 2023

Settlement Date:
March 15, 2023 (T+5).  We expect to deliver the shares against payment for the shares on or about March 15, 2023, which will be the fifth business day following the date of the pricing of the shares (‘‘T+5’’). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares prior to the second business day preceding the settlement date  will be required, by virtue of the fact that the shares initially will settle T+5 to specify alternative settlement arrangements to prevent a failed settlement.

Public Offering Price:	$25.00 per Series D Preferred Share

Underwriting Discount:	$0.7875 per Series D Preferred Share

Net Proceeds (before expenses) to Issuer:	$62,952,500

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated UBS Securities LLC

Co-Managers:
The Benchmark Company, LLC
BTIG, LLC
Cantor Fitzgerald & Co.
Compass Point Research & Trading, LLC
Jefferies LLC
JMP Securities LLC
The Oak Ridge Financial Services Group, Inc.
Piper Sandler & Co.
Raymond James & Associates, Inc.

Transfer Agent and Registrar:	American Stock Transfer & Trust Company, LLC

CUSIP/ISIN:	G3730V 147 / KYG3730V1471

Director Purchase:
As discussed on page S-38 of the Preliminary Prospectus Supplement, certain of our officers and directors may purchase shares of our Series D Preferred Shares in this offering. One of our directors intends to purchase up to $1.0 million (40,000 shares) in this offering from the underwriters at the public offering price.

Ratings*:	B1/B (Moody’s/ Fitch)

General

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series D Preferred Shares and is not soliciting an offer to buy the Series D Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The Company has filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Morgan Stanley & Co. LLC at (866) 718-1649, Citigroup Global Markets Inc. at (800)-831-9146, J.P. Morgan Securities LLC at (212) 834-4533, RBC Capital Markets, LLC at (212) 618-7706, Stifel, Nicolaus & Company, Incorporated at (855) 300-7136 and UBS Securities LLC at (888) 827-7275.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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